Exhibit 12

Brooks Automation, Inc.

Calculation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Fiscal Year Ended September 30,
	March 31, 2013	2012	2011	2010	2009	2008
Income (loss) before continuing operations before income taxes, noncontrolling interests and equity in earnings in joint ventures	$(13,513)	$11,420	$127,576	$56,064	$(226,917)	$(236,152)

Add:
Fixed charges	845	1,605	1,685	1,642	2,049	2,323

	$(12,668)	$13,025	$129,261	$57,706	$(224,868)	$(233,829)

Fixed charges:
Interest expense	$1	$14	$65	$80	$454	$407
Portion of rents representative of interest factors	844	1,591	1,620	1,562	1,595	1,916

	$845	$1,605	$1,685	$1,642	$2,049	$2,323

Ratio of earnings to fixed charges	(a)	8.1	76.7	35.1	(a)	(a)

(a)	Due to the registrant’s loss in the six months ended March 31, 2013 and the fiscal years ended September 30, 2009 and 2008, the ratio coverage was less than 1:1. The registrant would have needed to generate additional earnings of $13.5 million in the six months ended March 31, 2013 and $226.9 million and $236.2 million in the fiscal years ended September 30, 2009 and 2008, respectively, in order to cover the deficiency.